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                                                                 EXHIBIT 99.A.21


Contact: Investor Relations
         Robert Jaffe
         Pondel/Wilkison Group
         (310) 207-9300 ext. 210



TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT

LOS ANGELES--(BUSINESS WIRE)--March 31, 2000--Herbalife International, Inc. (NasdaqNM:HERBA)(NasdaqNM:HERBB) announced today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, Founder, Chairman, President and Chief Executive Officer of Herbalife, has extended the expiration of its previously announced tender offer to 5:00 p.m., New York City time, Friday, April 14, 2000.

Hughes indicated that he and his advisors continue to address the financing of the transaction. He indicated that difficult conditions in the credit markets, in particular the public high yield debt market, will necessitate a restructuring of the planned financing. He indicated that the amount of external financing for the transaction will be reduced from the previously announced figure of $440 million. In addition, he indicated that the public high yield debt component of the planned financing will be eliminated because current market conditions make such financing impractical for this transaction. Instead, Hughes and the company will seek to raise the necessary funds through private and institutional sources. The company is in discussions with an affiliate of Donaldson, Lufkin & Jenrette, the company's financial advisor, to provide a portion of such financing.

Hughes indicated that the restructured financing plan is expected to result in other changes to the proposed transactions, including a reduction in the amount of previously announced loans to be made to an affiliate of Hughes and a reduction in the amount of cash to be used to cancel stock options held by company personnel.

Hughes said, "As a result of the difficult credit markets that we currently face, I have had to be willing to move forward with a proposed transaction that is significantly less advantageous, and more costly, to me than originally contemplated. I am willing to do so because I remain committed to our going-private transaction. I am hopeful that we can secure the necessary financing on terms that permit this transaction to be completed."

Hughes cautioned, however, that there can be no assurance that appropriate financing for the transaction will be obtained or that any financing that proves to be available will have acceptable pricing and terms.

Herbalife noted that under the terms of the agreement governing the buy-out transaction, Hughes is entitled to further extend the tender offer. However, Herbalife's Board may elect to terminate the agreement at any time after April 14, 2000. Until recently, that date was March 31, 2000. Following a request from Hughes, the Special Committee agreed to an amendment to the merger agreement to extend the date to April 14, 2000. As of the close of business on March 30, 2000, approximately 3,498,002 shares of Herbalife's Class A stock and 6,020,757 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.

Herbalife International Inc. markets nutritional, weight management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.